SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of June 2020

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Form 6-K is being furnished to update the disclosure in the Form 6-K of Korea Electric Power Corporation (“KEPCO”), dated July 2, 2019 (“Original 6-K”). The information in the Original 6-K below is updated as follows. No other changes are made to the Original 6-K.

In the Original 6-K, KEPCO disclosed that the Board of Directors of KEPCO resolved the matters set out under paragraph 2 of the Original 6-K in order to mitigate KEPCO’s financial loss incurred by the pending amendment to the tariff system and to alleviate the financial burden on KEPCO, as well as to implement a reasonable electricity tariff system and to enhance the predictability in regards to the electricity tariff system for the investors.

The following bullet point under paragraph 2 of the Original 6-K is replaced with the updated language below.

In the Original 6-K:

•

To prepare a proposition reflecting the above in order to apply to amend the terms and conditions for electricity supply (the “Terms and Condition for Electricity Supply”) by November 30, 2019 and to seek to obtain the Government’s approval by June 30, 2020; and

As updated by this Form 6-K:

•

To prepare proposed amend terms and conditions for electricity supply (the “Terms and Condition for Electricity Supply”) reflecting developments, including the impact of the COVID-19 epidemic and fluctuations in fuel prices, and to seek to obtain the Government’s approval as soon as reasonably practicable during the second half of 2020; and

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Byung-in
Name:	Kim, Byung-in
Title:	Vice President

Date: June 26, 2020